Filed by DSET Corporation
                       Filed Pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                                  Subject Company:  ISPSoft Inc.

                                                    Commission File No.333-65898


[GRAPHIC OMITTED]                                                 PRESS RELEASE

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                          DSET Shipping New ASR Gateway

                            Supports ASOG 23 and 24

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Bridgewater, NJ - January 23, 2002 - (Nasdaq: DSET) - The latest version of the
ezAccess gateway now being shipped by DSET Corporation gives telecom providers greater flexibility and ease of implementation for electronic processing of access service requests (ASRs). Service providers must exchange ASRs to order and subsequently provision network facilities such as high-speed data links.

Many larger providers that offer to lease high-capacity facilities require electronic submission of ASRs instead of by fax or e-mail, making ezAccess capabilities especially important for competitive service providers. The full send and receive capabilities of ezAccess automate the ASR process for incumbent local exchange carriers (ILECs), interexchange carriers (IXCs), competitive local exchange carriers (CLECs), and carriers that wholesale transmission facilities to other providers.

The latest version of ezAccess features compliance with industry-standard Access Service Ordering Guidelines ASOG 23 and ASOG 24. The ezAccess gateway's CORBA IDL interface has also been enhanced to facilitate integration with the MetaSolv Solution(TM), which automates ordering and other key communications management processes. With ASOG 23, ezAccess can be deployed in combination with MetaSolv Solution 4.3 and with MetaSolv 4.5 for both ASOG 23 and 24.

"Since the implementation of DSET's first production gateway in 1998, our goal has been to ensure that our products are aligned with the operational requirements of current and potential customers," said Jeff Gill, DSET's vice president, professional services. "Our product-development and customer-engineering teams continue to fulfill this goal today. Our success in this effort is demonstrated by the significant features delivered in this ASR release as well as in the two prior releases we shipped in the last nine months."

In recognition of the telecom industry's challenging fiscal environment, DSET continues to offer the broadest suite of interconnection gateways to its existing 31 production customers as well as to other interested service providers in the United States under three distinct pricing models: a perpetual license, a monthly rental program and/or a hosted


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implementation via BizTelOne's clearinghouse. Detailed information about DSET's gateway offerings can be obtained by sending e-mail to info@dset.com.

About DSET

DSET Corporation supplies electronic-bonding gateways that enable communications providers to implement electronic Trading Partner Networks (TPNs). A TPN plays a critical role in lowering the cost of acquiring customers, reducing the amount of time required to provision new phone services for customers, and minimizing the time required to resolve service outages to ensure higher customer satisfaction and less customer churn. The company also offers provisioning and activation solutions for IP-based services such as virtual private networks
(VPNs) at a fraction of the cost and time of conventional methods. DSET is headquartered in Bridgewater, New Jersey, and the company's Web site can be viewed at www.dset.com.

Statements about financial matters in this press release, other than historical facts, are forward-looking. Since all statements about DSET's plans, estimates, and expectations are based on current projections that involve risks and uncertainties, and are subject to change at any time, the company's actual results may differ materially from expected results. Investors should consider these risks and uncertainties, which are discussed in documents filed by DSET with the Securities and Exchange Commission. These documents identify important factors that could cause the actual results to differ materially from those contained in the projections or forward-looking statements. DSET expressly disclaims any obligation to update any forward-looking statements.

                                      x x x


DSET Contacts:

Media Relations: Dean Maskevich, Marketing Communications, 908-526-7500 Ext.
                 1366, e-mail: dmaskevi@dset.com

Investor Relations: John P. Murphy, Westfield Investor Relations, 908-233-1558,
                    e-mail: westfieldir@worldnet.att.net



DSET and the DSET logo are registered trademarks of DSET Corporation

MetaSolv Solution is a trademark of MetaSolv Software, Inc.

All other trademarks are the property of their respective owners.


Caution Required by SEC Rules
-----------------------------

Investors and security holders are urged to read DSET's proxy statement/prospectus regarding its proposed combination with ISPSoft Inc. because it will contain important information about the transaction. The proxy statement/prospectus is filed with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by DSET with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from DSET. DSET and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of DSET with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in DSET's proxy statement/prospectus.